

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Jonathan Poulin
Chief Executive Officer
SOAR Technology Acquisition Corp.
405 Lexington Avenue, 48th Floor
New York, New York 10174

      Re: SOAR Technology Acquisition Corp.
          Registration Statement on Form S-1
          Filed February 18, 2021
          File No. 333-253273

Dear Mr. Poulin:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Our warrant agreement will designate the courts of the State of New York or the United States District Court..., page 79

1.   Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at 202-551-3660 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher Cummings, Esq.